April 9, 2020

Michael Gravelle
Executive Vice President, General Counsel and Corporate Secretary
Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, FL 32204

       Re: Fidelity National Financial, Inc.
           Registration Statement on Form S-4
           Filed April 1, 2020
           File No. 333-237540

Dear Mr. Gravelle:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance